# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civeo Corp, CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0000921895-25-000625
Filed by CIK 0001580320
Persons authorized to receive notices and communications: ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- ENGINE CAPITAL, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 580,117; shared voting power 0; sole dispositive power 580,117; shared dispositive power 0; aggregate amount beneficially owned 580,117 (5.3% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 48,268; shared voting power 0; sole dispositive power 48,268; shared dispositive power 0; aggregate amount beneficially owned 48,268 (0.4% of the class)
- Engine Lift Capital, LP (CIK 0001961580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 57,930; shared voting power 0; sole dispositive power 57,930; shared dispositive power 0; aggregate amount beneficially owned 57,930 (0.5% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 686,315; shared voting power 0; sole dispositive power 686,315; shared dispositive power 0; aggregate amount beneficially owned 686,315 (6.3% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 686,315; shared voting power 0; sole dispositive power 686,315; shared dispositive power 0; aggregate amount beneficially owned 686,315 (6.3% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 628,385; shared voting power 0; sole dispositive power 628,385; shared dispositive power 0; aggregate amount beneficially owned 628,385 (5.7% of the class)
- Engine Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 57,930; shared voting power 0; sole dispositive power 57,930; shared dispositive power 0; aggregate amount beneficially owned 57,930 (0.5% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 686,315; shared voting power 0; sole dispositive power 686,315; shared dispositive power 0; aggregate amount beneficially owned 686,315 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Civeo Corp
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Engine Capital, Engine Jet and Engine Lift were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 580,117 Shares beneficially owned by Engine Capital is approximately $13,704,073, including brokerage commissions. The aggregate purchase price of the 48,268 Shares beneficially owned by Engine Jet is approximately $1,139,996, including brokerage commissions. The aggregate purchase price of the 57,930 Shares beneficially owned by Engine Lift is approximately $1,369,382, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,943,296 Shares outstanding as of April 27, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

A. Engine Capital

As of the date hereof, Engine Capital directly owned 580,117 Shares. Percentage: Approximately 5.3%

B. Engine Jet

As of the date hereof, Engine Jet directly owned 48,268 Shares. Percentage: 0.4%

C. Engine Lift

As of the date hereof, Engine Lift directly owned 57,930 Shares. Percentage: 0.5%

D. Engine Management

Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 686,315 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 6.3%

E. Engine GP

Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 686,315 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 6.3%

F. Engine Investments

Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 628,385 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 5.7%

G. Engine Investments II

Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 57,930 Shares owned by Engine Lift. Percentage: 0.5%

H. Arnaud Ajdler

Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 686,315 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 6.3%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Engine Capital
1. Sole power to vote or direct vote: 580,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580,117
4. Shared power to dispose or direct the disposition: 0

B. Engine Jet
1. Sole power to vote or direct vote: 48,268
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 48,268
4. Shared power to dispose or direct the disposition: 0

C. Engine Lift
1. Sole power to vote or direct vote: 57,930
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,930
4. Shared power to dispose or direct the disposition: 0

D. Engine Management
1. Sole power to vote or direct vote: 686,315
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 686,315
4. Shared power to dispose or direct the disposition: 0

E. Engine GP
1. Sole power to vote or direct vote: 686,315
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 686,315
4. Shared power to dispose or direct the disposition: 0

F. Engine Investments
1. Sole power to vote or direct vote: 628,385
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 628,385
4. Shared power to dispose or direct the disposition: 0

G. Engine Investments II
1. Sole power to vote or direct vote: 57,930
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,930
4. Shared power to dispose or direct the disposition: 0

H. Arnaud Ajdler
1. Sole power to vote or direct vote: 686,315
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 686,315
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by certain of the Reporting Persons during the past sixty days are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- ENGINE CAPITAL, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (06/15/2026)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (06/15/2026)
- Engine Lift Capital, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments II, LLC, its General Partner (06/15/2026)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (06/15/2026)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/15/2026)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/15/2026)
- Engine Investments II, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (06/15/2026)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (06/15/2026)